UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM U-13-60

                                  ANNUAL REPORT

                                 FOR THE PERIOD

                   Beginning January 1, 1998 and ending December 31, 1998


                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF


                           NEW CENTURY SERVICES, INC.
                        (Exact Name of Reporting Company)


                          A Subsidiary SERVICE COMPANY
                           ("Mutual" or "Subsidiary")



                       Date of Incorporation April 2, 1997


    State or Sovereign Power under which Incorporated or Organized: Delaware


 Location of Principal Executive Offices of Reporting Company: Denver, Colorado


   Name, title, and address of officer to whom correspondence concerning this report should be addressed:


 Teresa S. Madden    Controller      1225 17th Street   Denver, CO   80202-5533
     (Name)            (Title)                      (Address)


       Name of Principal Holding Company Whose Subsidiaries are served by
                               Reporting Company:

                           NEW CENTURY ENERGIES, INC.

                      INSTRUCTIONS FOR USE OF FORM U-13-60


1. Time of Filing. --Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. --Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report. --The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. --Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed. --All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6. Deficits Displayed. --Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,210.3-01(c))

7. Major Amendments or Corrections. --Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. --Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. --The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. --The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. --The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                       Schedule or    Page
Description of Schedules and Accounts                Account Number  Number
-------------------------------------                --------------  ------

Comparative Balance Sheets                            Schedule I       3-4

Service Company Property                              Schedule II        5

Accumulated Provision for Depreciation and Amortization
  of Service Company Property                         Schedule III       6

Investments                                           Schedule IV        7

Accounts Receivable from Associate Companies          Schedule V         8

Fuel Stock Expenses Undistributed                     Schedule VI        9

Stores Expense Undistributed                          Schedule VII       9

Miscellaneous Current and Accrued Assets              Schedule VIII     10

Miscellaneous Deferred Debits                         Schedule IX       10

Research, Development, or Demonstration Expenditures  Schedule X        10

Proprietary Capital                                   Schedule XI       11

Long-Term Debt                                        Schedule XII      12

Current and Accrued Liabilities                       Schedule XIII     13

Notes to Financial Statements                         Schedule XIV   14-14d

Comparative Income Statement                          Schedule XV       15

Analysis of Billing - Associate Companies             Account 457       16

Analysis of Billing - Nonassociate Companies          Account 458       17

Analysis of Charges for Service - Associate and
  Nonassociate Companies                              Schedule XVI      18

Schedule of Expense by Department or Service Function Schedule XVII 19-19c

Departmental Analysis of Salaries                     Account 920       20

Outside Services Employed                             Account 923   21-21a

Employee Pensions and Benefits                        Account 926       22

General Advertising Expenses                          Account 930.1     23

                                                                        Page 2a
                                                       Schedule or    Page
Description of Schedules and Accounts                Account Number  Number
-------------------------------------                --------------  ------

Miscellaneous General Expenses                        Account 930.2     23

Rents                                                 Account 931       23

Taxes Other Than Income Taxes                         Account 408       24

Donations                                             Account 426.1 25-25a

Other Deductions                                      Account 426.5     26

Notes to Statements of Income                         Schedule XVIII    27


                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


Organization Chart                                                      28

Methods of Allocation                                               29-29c

Annual Statement of Compensation for Use of Capital Billed              30

Signature Clause                                                        31

                    ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                       SCHEDULE I--COMPARATIVE BALANCE SHEET
                              (thousands of dollars)


Give balance sheet of the Company as of December 31 of the current and prior year.

                                                                 DECEMBER 31,
ACCOUNT    ASSETS AND OTHER DEBITS                              1998     1997

           SERVICE COMPANY PROPERTY
  101   Service company property               (Schedule  I)   $    -   $     -
  107   Construction work in progress          (Schedule II)     (118)        9
                                                               ------   -------
             Total Property                                      (118)        9
                                                               ------   -------

  108   Less accumulated provision for
        depreciation and amortization of
        service company property               (Schedule III)       -         -
                                                                -----    ------
             Net Service Company Property                        (118)        9
                                                                -----    ------

        INVESTMENTS
  123   Investments in associate companies     (Schedule IV)        -         -
  124   Other Investments                      (Schedule IV)        -         -
                                                                -----    ------
             Total Investments                                      -         -
                                                                -----    ------

        CURRENT AND ACCRUED ASSETS
  131   Cash                                                      436     3,868
  134   Special deposits                                            -         -
  135   Working funds                                              15         1
  136   Temporary cash investments             (Schedule IV)        -     6,725
  141   Notes receivable                                            -         -
  143   Accounts receivable                                       939       866
  144   Accumulated provision for uncollectable
         accounts                                                   -         -
  146   Accounts receivable from associate
        companies                              (Schedule V)    31,698   145,046
  152   Fuel stock expenses undistributed      (Schedule VI)        -         -
  154   Materials and supplies                                      -         -
  163   Stores expense undistributed           (Schedule VII)       -         -
  165   Prepayments                                            20,911     9,875
  174   Miscellaneous current and accrued
         assets                                (Schedule VIII)      -         -
                                                               ------     -----
             Total Current and Accrued Assets                  53,999   166,381
                                                               ------   -------

        DEFERRED DEBITS
  181   Unamortized debt expense                                    -         -
  184   Clearing accounts                                         347     3,104
  186   Miscellaneous deferred debits          (Schedule IX)    1,019       500
  188   Research, development, or demonstration
        expenditures                           (Schedule X)         -         -
  190   Accumulated deferred income taxes                           -         -
                                                                -----     -----
                Total Deferred Debits                           1,366     3,604
                                                                -----     -----

                TOTAL ASSETS AND OTHER DEBITS                $ 55,247  $169,994
                                                             ========  ========

                  ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     SCHEDULE I--COMPARATIVE BALANCE SHEET
                             (thousands of dollars)




                                                                DECEMBER 31,
ACCOUNT    LIABILITIES AND PROPRIETARY CAPITAL                 1998       1997

           PROPRIETARY CAPITAL
  201   Common stock issued                   (Schedule XI)  $     -    $     -
  211   Miscellaneous paid-in-capital         (Schedule XI)        1          1
  215   Appropriated retained earnings        (Schedule XI)        -          -
  216   Unappropriated retained earnings      (Schedule XI)        -          -
                                                             -------    -------
             Total Proprietary Capital                             1          1
                                                             -------    -------

        LONG-TERM DEBT
  223   Advances from associate companies     (Schedule XII)       -          -
  224   Other long-term debt                  (Schedule XII)       -          -
  225   Unamortized premium on long-term debt                      -          -
  226   Unamortized discount on long-term debt-debit               -          -
                                                              ------    -------
             Total Long-Term Debt                                  -          -
                                                              ------    -------

        CURRENT AND ACCRUED LIABILITIES
  231   Notes payable                                              -          -
  232   Accounts payable                                      10,583      1,035
  233   Notes payable to associate companies  (Schedule XIII) 25,150     45,950
  234   Accounts payable to associate
          companies                           (Schedule XIII)  4,579    113,537
  236   Taxes accrued                                           (598)    (1,907)
  237   Interest accrued                                           -          -
  238   Dividends declared                                         -          -
  241   Tax collections payable                                 (753)    (4,350)
  242   Miscellaneous current and accrued
         liabilities                          (Schedule XIII) 14,174      9,788
                                                              ------      -----
             Total Current and Accrued Liabilities            53,135    164,053
                                                              ------    -------

        DEFERRED CREDITS
  253   Other deferred credits                                  806       4,052
  255   Accumulated deferred investment tax credits               -           -
                                                              -----       -----
             Total Deferred Credits                             806       4,052
                                                              -----       -----

  282   ACCUMULATED DEFERRED INCOME TAXES                     1,305       1,888
                                                              -----       -----

                TOTAL LIABILITIES AND PROPRIETARY CAPITAL   $55,247    $169,994
                                                            =======    ========

                    ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                       For the Year Ended December 31, 1998

                       SCHEDULE II--SERVICE COMPANY PROPERTY
                              (thousands of dollars)

                                      BALANCE AT               RETIREMENTS    OTHER       BALANCE
                                      BEGINNING                    OR        CHANGES      AT CLOSE
      DESCRIPTION                      OF YEAR      ADDITIONS    SALES       (1),(4)      OF YEAR
                                      ----------   ----------  ----------    --------     --------

SERVICE COMPANY PROPERTY

Account
 301  Organization                      $     -      $     -    $      -      $    -       $   -
 303  Miscellaneous intangible plant          -            -           -           -           -
 304  Land and land rights                    -            -           -           -           -
 305  Structures and improvements             -            -           -           -           -
 306  Leasehold improvements                  -            -           -           -           -
 307  Equipment (2)                           -            -           -           -           -
 308  Office furniture and equipment          -            -           -           -           -
 309  Automobiles, other vehicles and         -            -           -           -           -
      related garage equipment                -            -           -           -           -
 310  Aircraft and airport equipment          -            -           -           -           -
 311  Other service company property (3)      -            -           -           -           -
                                         ------      -------     -------      ------      ------
      SUB-TOTAL                               -            -           -           -           -
 107  Construction work in progress (4)       9            -           -        (127)       (118)
                                         ------      -------      ------     -------      ------
      TOTAL                              $    9      $     -      $    -     $  (127)     $ (118)
                                         ======      =======      ======     =======      ======

(1)  Provide an explanation of those changes considered material:  None

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year: None

(3)  Describe other service company property:  None

(4) Describe construction work in progress: Represents balance in the overhead allocation pool for the Continuing Property Record (CPR) function. This balance will be transferred to NCE's operating companies in 1999.

                                                                          Page 6
                     ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                        For the Year Ended December 31, 1998

                SCHEDULE III--ACCUMULATED PROVISION FOR DEPRECIATION
                    AND AMORTIZATION OF SERVICE COMPANY PROPERTY
                               (thousands of dollars)

                                      BALANCE AT    ADDITIONS   RETIREMENTS  OTHER      BALANCE
                                      BEGINNING     TO ACCOUNT      OR       CHANGES    AT CLOSE
DESCRIPTION                           OF YEAR          403        SALES        (1)      OF YEAR
                                      ----------    ----------  -----------  -------    ---------

Account
  301  Organization                    $   -         $    -       $    -      $  -       $   -
  303  Miscellaneous intangible plant      -              -            -         -           -
  304  Land and land rights                -              -            -         -           -
  305  Structures and improvements         -              -            -         -           -
  306  Leasehold improvements              -              -            -         -           -
  307  Equipment                           -              -            -         -           -
  308  Office furniture and equipment      -              -            -         -           -
  309  Automobiles, other vehicles and
       related garage equipment            -              -            -         -           -
  310  Aircraft and airport equipment      -              -            -         -           -
  311  Other service company property      -              -            -         -           -
                                       -----         ------        -----      ----       -----
       TOTAL                           $   -         $    -        $   -      $  -       $   -
                                       =====         ======        =====      ====       =====


(1)  Provide an explanation of those changes considered material:  None

                    ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                       For the Year Ended December 31, 1998

                             SCHEDULE IV--INVESTMENTS
                              (thousands of dollars)

INSTRUCTIONS:  Complete the following  schedule  concerning  investments.

Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                      BALANCE AT     BALANCE AT
                                                      BEGINNING        CLOSE
ACCOUNT       ASSETS AND OTHER DEBITS                  OF YEAR        OF YEAR
                                                     ------------   ------------

123       Investment in associate companies            $       -      $      -

124       Other investments                                    -             -

136       Temporary cash investments
            Federated Investors (money market)             6,725             -
                                                      ----------      --------
                                            TOTAL     $    6,725      $      -
                                                      ----------      --------

                                            TOTAL     $    6,725      $      -
                                                      ==========      ========

                                                                          Page 8
                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                       For the Year Ended December 31, 1998

             SCHEDULE V--ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                              (thousands of dollars)

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                     BALANCE AT      BALANCE AT
                                                      BEGINNING         CLOSE
                    DESCRIPTION                       OF YEAR          OF YEAR
                                                     ----------      -----------

Account 146 -- Accounts Receivable from Associate Companies


    New Century Energies, Inc.                         $   1,297       $    362
    NC Enterprises, Inc.                                       -             14
    New Century Cadence, Inc.                                214             (8)
    Cheyenne Light, Fuel and Power Company                   259            328
    1480 Welton, Inc.                                         20             87
    Public Service Company of Colorado                   106,517         17,227
    PSR Investments, Inc.                                     19             43
    e prime, inc.                                            576          1,373
    New Century International, Inc.                          222            103
    Natural Fuels Corporation                                 62            172
    Fuel Resources Development Co., a dissolved corporation   (4)             -
    PS Colorado Credit Corporation                            42             60
    WestGas InterState, Inc.                                   5              2
    Utility Engineering Corporation                          737            572
    Quixx Corporation                                        370          1,780
    Quixx Power Services, Inc.                                 -             44
    Southwestern Public Service Company                   34,710          8,804
    The Planergy Group, Inc.                                   -            359
    New Century Centrus, Inc.                                  -            376
                                                        --------       --------

                                                 TOTAL $ 145,046       $ 31,698
                                                       =========       ========


                                                                     TOTAL
                                                                   PAYMENTS
                                                                  ------------
Analysis of Convenience or Accommodation Payments:
       Public Service Company of Colorado                         $     5,893
       Southwestern Public Service Company                              1,710
       Cheyenne Light, Fuel and Power Company                              58
       1480 Welton, Inc.                                                   25
       Quixx Corporation                                                   14
                                                                  ------------

                                                  TOTAL PAYMENTS  $     7,700
                                                                  ============

The majority of the convenience payments relate to taxes, insurance and employee benefits.

                                                                          Page 9
                  ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1998

                 SCHEDULE VI--FUEL STOCK EXPENSES UNDISTRIBUTED
                             (thousands of dollars)


INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" list below give an overall report of the fuel functions performed by the service company.


                DESCRIPTION                    LABOR       EXPENSE      TOTAL
                                               -----       -------     -------

Account 152 -- Fuel Stock Expenses
                Undistributed                 $     -      $     -     $     -
                                              -------      -------     -------

                                      TOTAL   $     -      $     -     $     -
                                              =======      =======     =======

Summary:  None


                   SCHEDULE VII--STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expenses during the year and indicate amount attributable to each associate company.

                DESCRIPTION                    LABOR       EXPENSE      TOTAL
                                               ------      -------     ------

Account 163 -- Stores Expenses Undistributed  $     -      $     -     $     -
                                              -------      -------     -------

                                      TOTAL   $     -      $     -     $     -
                                              =======      =======     =======

                  ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1998

            SCHEDULE VIII--MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                             (thousands of dollars)


INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                     BALANCE AT     BALANCE AT
                                                        BEGINNING      CLOSE
                  DESCRIPTION                          OF YEAR        OF YEAR
                                                     ------------   ------------

Account 174 -- Miscellaneous Current and Accrued     $         -     $        -
               Assets                                ------------   ------------

                                               TOTAL $         -     $        -
                                                     ============   ============

                  SCHEDULE IX-- MISCALLANEOUS DEFERRED DEBITS
                             (THOUSANDS OF DOLLARS)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.


                                                       BALANCE AT     BALANCE AT
                                                        BEGINNING      CLOSE
               DESCRIPTION                              OF YEAR        OF YEAR
ACCOUNT 186 -- MISCELLANEOUS DEFERRED DEBITS         ------------   ------------


Deposit for purchase of aircraft                     $       500    $       500
Prepaid pension                                                -            519
                                                     ------------   ------------

                                               TOTAL $       500     $    1,019
                                                     ============   ============



        SCHEDULE X--RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                             (thousands of dollars)

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.


                                                     BALANCE AT     BALANCE AT
                                                        BEGINNING      CLOSE
                                                       OF YEAR        OF YEAR
                                                     ------------   ------------
ACCOUNT 188 -- RESEARCH, DEVELOPMENT, OR
                DEMONSTRATION

Expenditures                                         $         -     $        -
                                                     ------------   ------------

                                               TOTAL $         -     $        -
                                                     ============   ============

                    ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                        For the Year Ended December 31, 1998

                          SCHEDULE XI--PROPRIETARY CAPITAL
                   (thousands of dollars, except per share data)

                                                PAR OR           OUTSTANDING AT
                                  NUMBER OF     STATED          CLOSE OF PERIOD
ACCOUNT                            SHARES        VALUE        NUMBER      TOTAL
NUMBER       CLASS OF STOCK      AUTHORIZED    PER SHARE    OF SHARES     AMOUNT

 201     COMMON STOCK ISSUED        1,000        $0.01        1,000        $ -

INSTRUCTIONS: Classify amounts in each account with a brief explanation, disclosing the general nature of transactions which give rise to the amounts.


DESCRIPTION                                                             AMOUNT

Account 211 -- Miscellaneous Paid-In Capital                              $ 1

Account 215 -- Appropriated Retained Earnings                               -
                                                                   ----------
                                                           TOTAL          $ 1
                                                                   ==========



INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                                 BALANCE AT                             BALANCE
                                  BEGINNING   NET INCOME    DIVIDENDS   AT CLOSE
DESCRIPTION                        OF YEAR     OR (LOSS)       PAID     OF YEAR

Account 216 -- Unappropriated
         Retained Earnings         $   -        $   -         $    -     $   -
                                   ======       ======        ======     ======
                           TOTAL   $   -        $   -         $    -     $   -
                                   ======       ======        ======     ======

                                    ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                                      For the Year Ended December 31, 1998

                                          SCHEDULE XII--LONG-TERM DEBT
                                            (thousands of dollars)


INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.


                     TERM OF OBLIGATION                                            BALANCE AT                            BALANCE
                       CLASS & SERIES            DATE OF     INTEREST    AMOUNT     BEGINNING              DEDUCTIONS   AT CLOSE
 NAME OF CREDITOR       OF OBLIGATION           MATURITY       RATE    AUTHORIZED    OF YEAR    ADDITIONS     (1)        OF YEAR
-------------------- --------------------       --------     --------  ----------   ---------   ---------  -----------  ----------

Account 223 - Advances From Associate Companies:                        $    -        $   -      $    -       $    -      $    -

Account 224 - Other Long-Term Debt:                                     $    -        $   -      $    -       $    -      $    -
                                                                        ------        -----      ------       ------      ------
                     TOTAL                                              $    -        $   -      $    -       $    -      $    -
                                                                        ======        =====      ======       ======      ======

(1)  Give an explanation of deductions:  None


                    ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                        For the Year Ended December 31, 1998

                   SCHEDULE XIII--CURRENT AND ACCRUED LIABILITIES
                               (thousands of dollars)

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                        BALANCE AT    BALANCE AT
                                                        BEGINNING       CLOSE
                    DESCRIPTION                          OF YEAR       OF YEAR
                                                         -------       -------

Account 233 -- Notes Payable to Associate Companies
       Notes Payable - New Century Energies, Inc.       $  45,950     $  25,150
                                                        ---------     ---------

                                                 TOTAL  $  45,950     $  25,150
                                                        =========     =========

Account 234 -- Accounts Payable to Associate Companies
       Accounts Payable - New Century Energies, Inc.    $     126     $    (302)
       Accounts Payable - New Century Cadence, Inc.            (7)            -
       Accounts Payable - Cheyenne Light, Fuel and
         Power Company                                          -            (5)
       Accounts Payable - Public Service Company
         of Colorado                                       96,027         4,527
       Accounts Payable - Quixx Corporation                     -             1
       Accounts Payable - Southwestern Public
         Service Company                                   17,391           358
                                                           ------        ------

                                                 TOTAL $  113,537     $   4,579
                                                       ==========     =========

Account 242 -- Miscellaneous Current and Accrued Liabilities
       Accrued Vacation Liability                      $    5,551     $   6,729
       Supplemental Executive Retirement Plan                 652           852
       Payroll                                              1,061         1,931
       Current  Liability - Outstanding Accounts
          Payable checks (Norwest Bank at Grand
          Junction)                                         2,524         4,662

                                                          -------      --------
                                                TOTAL   $   9,788     $  14,174
                                                        =========     =========

                                                                        Page 14
                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1998

                  Schedule XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

      Effective August 1, 1997, following the receipt of all required State and Federal regulatory approvals, Public Service Company of Colorado ("PSCo") and Southwestern Public Service Company ("SPS") merged in a tax-free "merger of equals" transaction (the "Merger") and became wholly-owned subsidiaries of New Century Energies, Inc. ("NCE"). New Century Services ("NCS" or the "Company"), a wholly-owned subsidiary of NCE, was incorporated in 1997 under the State of Delaware. NCS is the service company for the NCE system and provides a variety of administrative, management, engineering, construction, environmental and support services. NCS provides its services to the NCE system generally at cost, pursuant to service agreements approved by the Securities and Exchange Commission (`SEC") under the Public Utility Holding Company Act of 1935 ("PUHCA").

      The combining companies completed an employee downsizing in April 1997. Effective May 1, 1997, with SEC approval, certain employees of PSCo and SPS were transferred to NCS. Between May 1, 1997 and July 31, 1997, the Company was owned 50/50 by PSCo and SPS. Beginning on August 1, 1997, the Company was owned 100% by NCE. The prior year information included in the Form U-13-60 Annual Report covers the period from inception (May 1, 1997) through December 31, 1997.

Regulation

      NCS is subject to regulation by the SEC under the PUHCA. NCS' accounting policies conform to generally accepted accounting principles. NCS maintains its accounts in accordance with PUHCA, as administered by the SEC.

Management Estimates

      The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Disclosure

      The carrying amount of financial instruments approximates fair value. Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

      The fair value estimates presented are based on pertinent information available to management as of December 31, 1998 and 1997. These fair value estimates have not been comprehensively revalued for purposes of

                                                                        Page 14a

these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

Income Taxes

      The Company's operations are included in the consolidated Federal income tax return of NCE. The allocation of income tax consequences to the Company, including alternative minimum tax, is calculated under a parent company policy which provides that benefits or liabilities created by the Company, computed on a separate return basis, will be allocated to (and paid to or by) the Company to the extent the benefits are usable or additional liabilities are incurred in NCE's consolidated tax returns. Deferred taxes are provided on temporary differences between the financial accounting and tax bases of assets and liabilities using the tax rates which are in effect at the balance sheet date (see Note 6).

Stock-based Compensation

      The Company uses the intrinsic value based method of accounting for its stock-based compensation plan.

2.  COMMON STOCK

      NCS is authorized to issue 1,000 shares of Common Stock at a par value of one cent ($0.01) per share. During 1998 and 1997, all shares of common stock were issued and held by NCE.

3.    SHORT-TERM BORROWING ARRANGEMENTS

      NCE has a $200 million credit facility that expires August 11, 2002, with several banks. The Board of Directors has authorized the Company to borrow directly from NCE or through the credit facility with an NCE guaranty. Currently, all short term borrowings are through NCE. At December 31, 1998, none of the credit facility was outstanding and intercompany borrowings totaled approximately $25 million at a weighted average interest rate of 5.76%. At December 31, 1997, approximately $46 million outstanding under the credit facility at a weighted average interest rate of 6.12%.

4.  COMMITMENTS AND CONTINGENCIES

Leasing Programs

      The Company made payments for leases of various facilities used in the normal course of business. The majority of the operating leases are under a leasing program that has initial noncancelable terms of one year, while the remaining leases have various terms. These leases may be renewed or replaced. No material restrictions exist in these leasing agreements concerning dividends, additional debt, or further leasing. Rental expense for the year ending December 31, 1998 and the eight months ended December 31, 1997 was approximately $6.0 million and $2.6 million, respectively.

      Estimated future minimum lease payments at December 31, 1998 are as follows (in thousands of dollars):

                        1999                 $7,678
                        2000                  7,459
                        2001                  3,043
                        2002                    226
                        2003                    180
                        All years thereafter    900

                                                                        Page 14b

Service Agreements

      In 1995, PSCo outsourced approximately 370 positions as part of a ten-year service agreement with IBM Global Services to manage most of PSCo's information technology systems and network infrastructure. Effective May 1, 1997, the agreement was assigned to NCS and amended to include SPS' information technology systems and network infrastructure. The service agreement terminates in February 2005.

      For the year ended December 31, 1998 and for the eight months ended December 31, 1997, NCS payments to IBM Global Services were approximately $78 and $50 million, respectively. At December 31, 1998, the total estimated remaining commitment under this agreement is approximately $288 million, with estimated annual payments ranging from $49 million to $60 million.

Contracts

      NCS entered into a purchase agreement in September 1997 with Bombardier Aerospace to acquire a Learjet 45. The purchase price is anticipated to be approximately $8.4 million. A $0.5 million deposit was paid in September 1997, an additional $0.5 million will be paid in September 1999 and the balance is due upon delivery, which is anticipated on or about September 2000.

Year 2000 Costs

      The Company currently expects to incur costs of approximately $15 million to modify its computer software, hardware and other automated systems used in operations enabling proper data processing relating to the year 2000 ("Y2K") and beyond. The Company expects these computer modifications to be implemented by September 30, 1999. The majority of all Y2K costs will be allocated to or incurred by NCE's operating utilities. A significant portion of the costs incurred to address the Company's Y2K issues will represent the redeployment of existing information technology resources

      If correction or replacement of non-compliant systems are not completed on a timely basis, the Y2K issues may have a material impact on the operations of NCE and its subsidiaries. Management, however, does not anticipate these activities will have a material adverse impact on the financial position or results of operations for NCS.

5. EMPLOYEE BENEFITS

      The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.132, "Employers' Disclosures about Pensions & Other Postretirement Benefits", effective for 1998. This standard does not change the measurement or recognition of costs for pension or other postretirement plans but rather standardizes disclosures.

Pensions

      The Company participates in tax qualified noncontributory defined benefit pension plans which cover substantially all NCE employees. At December 31, 1998, there were 5,839 NCE employees (including 1,171 Company employees) participating in these plans. NCE, as the plan sponsor, has overall responsibility for directly allocating such costs of each individual plan to each of the participating employers. This allocation was determined by the plans' actuary based on benefit obligations for active participants.

      Plan assets are held in a master trust. Plan assets are stated at fair value and are comprised primarily of corporate debt and equity securities, a real estate fund and government securities held either directly or in commingled funds. The Company's funding policy is to contribute annually, at a minimum, the amount necessary to satisfy the Internal Revenue Service funding standards. Because of the overfunded status of the plans, no contributions were made by the Company or other participating employers during 1998 and 1997.

                                                                        Page 14c

      Summary information of the actuarially computed benefit obligation, plan assets, funded status and prepaid pension asset for the NCE Plans at December 31, 1998 and 1997, is presented in the following table (in thousands).

                                                   1998              1997
                                                   ----              ----

Benefit obligation..........................    $ 1,013,791       $  991,973
Fair value of plan assets...................      1,238,921        1,131,270
                                                -----------       ----------
Funded status: Plan assets exceed
   benefit obligations......................    $   255,130       $  139,297
                                                ===========       ==========
NCE prepaid pension asset...................    $    40,348       $   16,475
                                                ===========       ==========

      The assumed discount rates used in 1998 and 1997 were 6.75% and 7.0%, respectively. The rate of expected long-term increase in compensation level was 4% in both 1998 and 1997.

      The Company's net periodic pension cost (credit) for the year ended December 31, 1998 and for the eight months ended December 31, 1997 and the significant assumptions used by the Company's actuary in the determination of these amounts are presented in the following table (in thousand of dollars):

                                                     1998            1997
                                                     ----            ----

Company's net periodic pension cost (credit)        $(519)          $(1,099)
                                                    =====           =======
Significant assumptions:
  Discount rate.............................          7.0%            7.75%
  Expected long-term increase in compensation
     level .................................          4.0%            4.25%
  Expected weighted average long-term rate
     of return on assets ...................          9.5%            9.75%

Defined Contribution Plans

      The Company participates in defined contribution plans, which cover substantially all NCE employees. Total costs of these plans incurred by NCS for the year ended December 31, 1998 and for the eight months ended December 31, 1997 totaled $4.2 million and $1.4 million, respectively.

Postretirement Benefits Other Than Pensions

      The Company provides certain postretirement health care and life insurance benefits for substantially all employees who reach retirement age while working for the Company. The Company participates in various health and welfare plans administered by NCE. NCE, as the plan sponsor, will continue to reflect the costs of these plans in accordance with the full accrual accounting adopted in 1993 and directly allocate such costs to each of the participating employers. Prior to 1993, NCE recorded the cost of these benefits for these plans on a pay-as-you-go basis. NCE is amortizing the transition obligations for these plans over a period of 20 years. Plan assets are stated at fair value and are comprised primarily of corporate debt and equity securities, a real estate fund, government securities and other short-term investments held either directly or in commingled funds.

      Summary information of the actuarially computed benefit obligation, plan assets, funded status and accrued benefit cost for the NCE plans at December 31, 1998 and 1997, is presented in the following table (in thousands):

                                                   1998             1997
                                                ---------         --------

Benefit obligations.........................    $ 397,195         $376,685
Fair value of plan assets...................      146,228          112,324
                                                ---------         --------
Funded status:  Plan benefit obligations
   exceed assets............................    $ 250,967         $264,361
                                                =========         ========
NCE accrued benefit cost....................    $  61,732         $ 62,716
                                                =========         ========

                                                                        Page 14d

      The assumed discount rates used in 1998 and 1997 were 6.75% and 7.0%, respectively. The rate of expected long-term increase in compensation level was 4% in both 1998 and 1997.

      The Company's net periodic postretirement benefit cost for the year ended December 31, 1998 and for the eight months ended December 31, 1997 and the significant assumptions used by the Company's actuary in the determination of these amounts are presented in the following table (in thousand of dollars):

                                                             1998        1997
                                                             ----        ----
Company's net periodic postretirement benefit cost...     $ 4,581     $  4,256

Significant assumptions:
  Discount rate......................................        7.0%        7.75%
  Expected long-term increase in compensation level..        4.0%         4.0%
  Expected weighted average long-term rate of return
    on assets .......................................        9.5%        9.75%

        The Company funded an amount equal to the net periodic postretirement benefit cost in 1998 and 1997. The assumed health care cost trend rate in 1998 is 8.5%, decreasing to 4.5% in 2007 in 0.5% annual increments. A 1% increase in the assumed health care cost trend rate will increase the Company's total accumulated benefit obligation by approximately $669,000 and the service and interest cost components of net periodic postretirement benefit costs by approximately $73,000.

6.  INCOME TAXES

      The provision for income taxes for the periods ending December 31, 1998 and 1997 consist of the following (in thousands of dollars):

Current income taxes:                            1998          1997
                                                -------       -------

      Federal                                   $  620        $(1,575)
      State                                         61           (237)
                                                ------          -----
           Total current income taxes              681         (1,812)
                                                ------         ------

Deferred income taxes:
      Federal                                     (507)         1,728
      State                                        (77)           160
                                                -------       -------
         Total deferred income taxes              (584)         1,888
                                                ------          -----

Total provision for income taxes                $   97        $    76
                                                ======        =======

      A reconciliation of the statutory U.S. income tax rate and the effective tax rates for the periods ending December 31, 1998 and 1997 follows (in thousands of dollars, except percentages):

                                               1998                   1997
                                               ----                   ----
Tax computed at U.S. statutory rate on
      pre-tax accounting income            $  34     35%          $ 27      35%
Increase (decrease) in tax from:
      State income taxes, net of federal
           income taxes benefit              (10)   (10)             6     8.5
      Non-deductible business meals           88     90             43    56.5
      Other                                  (15)   (15)             -      -
                                            ----    ---           ----    ----
            Total income taxes             $  97    100%          $ 76     100%
                                           =====    ===           ====     ===

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC

                      For the Year Ended December 31, 1998

                   SCHEDULE XV--COMPARATIVE INCOME STATEMENT
                             (thousands of dollars)



                                                       CURRENT        PRIOR
ACCOUNT   DESCRIPTION                                   YEAR           YEAR
-------   -----------                                   ----           ----

          INCOME
457       Services rendered to associate companies     $ 314,838    $  150,077
458       Services rendered to nonassociate companies          -             -
421       Miscellaneous income and loss                      223           107
                                                       ---------    ----------
                                        TOTAL INCOME     315,061       150,184
                                                       ---------    ----------

          EXPENSES
920       Salaries and wages                              60,511        39,845
921       Office supplies and expenses                   199,393        82,816
922       Administrative expenses transferred - credit         -             -
923       Outside services employed                        8,065         7,893
924       Property insurance                                   -             -
925       Injuries and damages                               797           334
926       Employee pensions and benefits                  29,303        13,300
928       Regulatory commission expenses                       -             -
930.1     General advertising expenses                         -           146
930.2     Miscellaneous general expenses                   1,067            16
931       Rents                                            6,023         2,620
932       Maintenance of structures and equipment              -             -
403       Depreciation and amortization expense                -             -
408       Taxes other than income taxes                    5,073         2,241
409       Income taxes                                       681        (1,812)
410       Provision for deferred income taxes              5,875         4,623
411       Provision for deferred income taxes - credit    (6,459)       (2,735)
411.5     Investment tax credit                                -             -
426.1     Donations                                        2,198           327
426.5     Other deductions                                    90            90
427       Interest on long-term debt                           -             -
430       Interest on debt to associate companies          2,442           480
431       Other interest expense                               2             -
                                                       ---------    ----------
                                       TOTAL EXPENSE     315,061       150,184
                                                       ---------    ----------

                                 NET INCOME OR (LOSS)  $       -    $        -
                                                       =========    ==========

                    ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                        For the Year Ended December 31, 1998

                                ANALYSIS OF BILLING

                          ASSOCIATE COMPANIES--ACCOUNT 457
                               (thousands of dollars)

                                       DIRECT       INDIRECT      COMPENSATION     TOTAL
                                       COSTS         COSTS          FOR USE        AMOUNT
NAME OF ASSOCIATE COMPANY              CHARGED      CHARGED        OF CAPITAL      BILLED
------------------------------         --------     ---------     -------------    ------
                                        457-1        457-2         457-3

Public Service Company of Colorado     $ 165,731     $ 73,247        $ 1,519     $ 240,497
Southwestern Public Service Company       34,675       26,578            614        61,867
Cheyenne Light, Fuel and Power Company     1,391        1,772             31         3,194
1480 Welton, Inc.                             61          466              4           531
e prime, inc.                                240          380             27           647
PS Colorado Credit Corporation                89          274             10           373
PSR Investments, Inc.                         81          144             11           236
WestGas InterState, Inc.                      30            4              -            34
Quixx Corporation                            932          405             21         1,358
Utility Engineering Corporation              606          490             23         1,119
New Century Energies, Inc.                   374        2,171            163         2,708
Natural Fuels Corporation                     29           73              4           106
New Century International, Inc.              631           55              9           695
New Century Cadence, Inc.                     45            3              -            48
NC Enterprises, Inc.                         318            -              -           318
Public Service Company of Co. (Hayden)         3           46              -            49
The Planergy Group, Inc.                     174           41              6           221
New Century Centrus, Inc.                    837            -              -           837
                                            ====       ======         ======         =====
                              TOTAL    $ 206,247    $ 106,149        $ 2,442     $ 314,838
                                       =========    =========        =======     =========

                       ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                           For the Year Ended December 31, 1998

                                   ANALYSIS OF BILLING

                           NONASSOCIATE COMPANIES--ACCOUNT 458
                                  (thousands of dollars)

INSTRUCTIONS: Provide a brief description of the services rendered to each nonassociate company:

NAME OF            DIRECT      INDIRECT    COMPENSATION                 EXCESS      TOTAL
NONASSOCIATE       COSTS        COSTS        FOR USE        TOTAL         OR       AMOUNT
COMPANY           CHARGED      CHARGED      OF CAPITAL       COST      DEFICIENCY  BILLED
---------------- -----------  -----------  -------------  -----------  ----------  --------
                   458-1        458-2         458-3                      458-4

None

                  ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1998

           SCHEDULE XVI-ANALYSIS OF CHARGES FOR SERVICE-ASSOCIATE AND
                             NONASSOCIATE COMPANIES
                             (thousands of dollars)

INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


                                                 ASSOCIATE COMPANY CHARGES      NONASSOCIATE COMPANY CHARGES
                                                 DIRECT    INDIRECT
       DESCRIPTION OF ITEMS                      COST      COST     TOTAL             (None)
                                                 -------   -------  --------

920    Salaries and wages                       $ 51,353  $  9,158  $ 60,511
921    Office supplies and expenses              115,788    83,605   199,393
922    Administrative expense                          -         -         -
923    Outside services employed                   1,222     6,843     8,065
924    Property insurance                              -         -         -
925    Injuries and damages                           23       774       797
926    Employee pensions and benefits              1,077    28,226    29,303
928    Regulatory commission expense                   -         -         -
930.1  General advertising expenses                    -         -         -
930.2  Miscellaneous general expense                  15     1,052     1,067
931    Rents                                         122     5,901     6,023
932    Maintenance of structures and equipment         -         -         -
403    Depreciation and amortization expense           -         -         -
408    Taxes other than income taxes                 194     4,879     5,073
409    Income taxes                                  551       130       681
410    Provision for deferred income taxes         5,875         -     5,875
411    Provision for deferred income tax credit   (6,459)        -    (6,459)
411.5  Investment tax credit                           -         -         -
426.1  Donations                                      85     2,113     2,198
426.5  Other donations                                21        69        90
427    Interest on long-term debt                      -         -         -
431    Other interest expense                          -         2         2
                                                 ---------------------------
   TOTAL EXPENSES                                169,867   142,752   312,619
                                                 ---------------------------
       Compensation for use of equity capital          -         -         -
430    Interest on debt to associate companies         -     2,442     2,442
                                                 ===========================
   TOTAL COST OF SERVICE                        $169,867  $145,194  $315,061
                                                ============================

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1998

                       SCHEDULE XVII--SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)



INSTRUCTIONS:  Indicate each department or service function.
 (See Instruction 01-3  General Structure of
  Accounting System:  Uniform System of Accounts).

                                                                                DEPARTMENT OR SERVICE FUNCTION
                                                                            --------------------------------------------
                                                                                        CEO
                                                         TOTAL              EXECUTIVE  DIRECT      CORPORATE     GENERAL
ACCOUNT    DESCRIPTION OF ITEMS                          AMOUNT    OVERHEAD  SERVICES  REPORTS   COMMUNICATIONS   COUNSEL
-------    --------------------                          ------    --------  --------  -------   --------------   -------

920        Salaries and wages                          $ 60,511     $   -    $ 4,176   $ 1,398          $ 1,244   $ 1,103
921        Office supplies and expenses                 199,393         -      5,819     2,508            5,245       617
922        Administrative expense                             -         -          -         -                -         -
923        Outside services employed                      8,065         -      2,283        91                4       114
924        Property insurance                                 -         -          -         -                -         -
925        Injuries and damages                             797         -          -         -                -         -
926        Employee pensions and benefits                29,303         -        399       206              142        94
928        Regulatory commission expense                      -         -          -         -                -         -
930.1      General advertising expenses                       -         -          -         -                -         -
930.2      Miscellaneous general expense                  1,067         -          9         -                -         -
931        Rents                                          6,023         -          -         -                -         -
932        Maintenance of structures and equipment            -         -          -         -                -         -
403        Depreciation and amortization expense              -         -          -         -                -         -
408        Taxes other than income taxes                  5,073         -          -         -                -         -
409        Income taxes                                     681         -          -         -                -         -
410        Provision for deferred income taxes            5,875         -          -         -                -         -
411        Provision for deferred income taxes-credit    (6,459)        -          -         -                -         -
411.5      Investment tax credit                              -         -          -         -                -         -
426.1      Donations                                      2,198         -          -         -            2,114         -
426.5      Other donations                                   90         -         16         -               18         -
427        Interest on long-term debt                         -         -          -         -                -         -
430        Interest on debt to associate companies        2,442         -          -         -                -         -
431        Other interest expense                             2         -          -         -                -         -
                                                       ==================================================================
                           TOTAL EXPENSES              $315,061     $   -   $ 12,702   $ 4,203          $ 8,767   $ 1,928
                                                       ==================================================================

                                                                        Page 19a

                         ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                         For the Period Ended December 31, 1998

                         SCHEDULE XVII--SCHEDULE OF EXPENSE
                         BY DEPARTMENT OR SERVICE FUNCTION
                         (thousands of dollars)


INSTRUCTIONS:  Indicate each department or service function.
 (See Instruction 01-3  General Structure of
 Accounting System:  Uniform System of Accounts).

                                                                 DEPARTMENT OR SERVICE FUNCTION
                                                           -----------------------------------------------------------
                                                             CORP                                               CFO
                                                           PLANNING    COMMODITY   PURCHASED     ENERGY/       DIRECT
ACCOUNT    DESCRIPTION OF ITEMS                            & DEVELOP    SERVICES     POWER     ENVIRONMENTAL   REPORTS
-------    --------------------                            ---------    --------     -----     -------------   -------
920        Salaries and wages                              $ 2,110     $ 4,440      $ 1,634         $ 3,092   $ 6,207
921        Office supplies and expenses                      4,769       3,121        1,670           2,881    65,538
922        Administrative expense                                -           -            -               -         -
923        Outside services employed                           829         166            -             372       747
924        Property insurance                                    -           -            -               -         -
925        Injuries and damages                                  -           -            -               -         1
926        Employee pensions and benefits                      236         533          135             320     1,209
928        Regulatory commission expense                         -           -            -               -         -
930.1      General advertising expenses                          -           -            -               -         -
930.2      Miscellaneous general expense                         -           -            -               -       111
931        Rents                                                 -           -            -               -     1,215
932        Maintenance of structures and equipment               -           -            -               -         -
403        Depreciation and amortization expense                 -           -            -               -         -
408        Taxes other than income taxes                         -           -            -               -        97
409        Income taxes                                          -           -            -               -       681
410        Provision for deferred income taxes                   -           -            -               -     5,875
411        Provision for deferred income taxes-credit            -           -            -               -    (6,459)
411.5      Investment tax credit                                 -           -            -               -         -
426.1      Donations                                             -           -            -               -         -
426.5      Other donations                                       -           -            -               -        11
427        Interest on long-term debt                            -           -            -               -         -
430        Interest on debt to associate companies               -           -            -               -         -
431        Other interest expense                                -           -            -               -         -
                                                           ==========================================================
                           TOTAL EXPENSES                  $ 7,944     $ 8,260      $ 3,439         $ 6,665  $ 75,233
                                                           ==========================================================

                                                                        Page 19b

                    ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                    For the Year Ended December 31, 1998

                     SCHEDULE XVII--SCHEDULE OF EXPENSE
                     BY DEPARTMENT OR SERVICE FUNCTION
                           (thousands of dollars)


INSTRUCTIONS: Indicate each department or service function.
 (See Instruction 01-3  General Structure of
 Accounting System:  Uniform System of Accounts).

                                                                   DEPARTMENT OR SERVICE FUNCTION
                                                           ---------------------------------------------------------------

                                                             HUMAN       REGULATORY    CONTROLLERS                 DESIGN
ACCOUNT    DESCRIPTION OF ITEMS                            RESOURCES    ADMINISTRATION  ORGANIZATION    SALES    ENGINEERING
-------    --------------------                            ---------    --------------  ------------    -----    -----------
920        Salaries and wages                               $  4,211         $ 1,937       $ 2,813      $ 5,664      $ 7,277
921        Office supplies and expenses                        5,868           1,378        56,211        3,987        2,806
922        Administrative expense                                  -               -             -            -            -
923        Outside services employed                             876               3           846            1           10
924        Property insurance                                      -               -             -            -            -
925        Injuries and damages                                    -               -           520            -            -
926        Employee pensions and benefits                     11,727             258        10,257          707        1,095
928        Regulatory commission expense                           -               -             -            -            -
930.1      General advertising expenses                            -               -             -            -            -
930.2      Miscellaneous general expense                           -               -           947            -            -
931        Rents                                                   -               -         4,808            -            -
932        Maintenance of structures and equipment                 -               -             -            -            -
403        Depreciation and amortization expense                   -               -             -            -            -
408        Taxes other than income taxes                       4,977               -            (1)           -            -
409        Income taxes                                            -               -             -            -            -
410        Provision for deferred income taxes                     -               -             -            -            -
411        Provision for deferred income taxes-credit              -               -             -            -            -
411.5      Investment tax credit                                   -               -             -            -            -
426.1      Donations                                               -               -             2           82            -
426.5      Other donations                                         -               -             -           44            1
427        Interest on long-term debt                              -               -             -            -            -
430        Interest on debt to associate companies                 -               -         2,442            -            -
431        Other interest expense                                  -               -             -            -            -
                                                            ================================================================
                           TOTAL EXPENSES                   $ 27,659         $ 3,576      $ 78,845     $ 10,485     $ 11,189
                                                            ================================================================

                                                                        Page 19c

                     ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                         For the Year Ended December 31, 1998

                          SCHEDULE XVII--SCHEDULE OF EXPENSE
                          BY DEPARTMENT OR SERVICE FUNCTION
                                (thousands of dollars)


INSTRUCTIONS: Indicate each department or service function.
 (See Instruction 01-3  General Structure of
 Accounting System:  Uniform System of Accounts).

                                                                     DEPARTMENT OR SERVICE FUNCTION
                                                            -----------------------------------------------------------------------
                                                             CONSTRUCTION,                       GAS PLANNING,  FINANCE
                                                              OPERATION &   CUSTOMER               MARKETING      AND       ENERGY
ACCOUNT    DESCRIPTION OF ITEMS                              MAINTENANCE    SERVICE   MARKETING    & SUPPLY     TREASURY    SUPPLY
-------    --------------------                              -----------    -------   ---------    --------     --------    -------
920        Salaries and wages                               $   952        $ 5,930     $ 3,303       $ 1,878    $ 1,041     $ 101
921        Office supplies and expenses                       1,110         30,180       2,847         1,646      1,132        60
922        Administrative expense                                 -              -           -             -          -         -
923        Outside services employed                            306            268       1,112            18         19         -
924        Property insurance                                     -              -           -             -          -         -
925        Injuries and damages                                   -            276           -             -          -         -
926        Employee pensions and benefits                       119            991         446           294        122        13
928        Regulatory commission expense                          -              -           -             -          -         -
930.1      General advertising expenses                           -              -           -             -          -         -
930.2      Miscellaneous general expense                          -              -           -             -          -         -
931        Rents                                                  -              -           -             -          -         -
932        Maintenance of structures and equipment                -              -           -             -          -         -
403        Depreciation and amortization expense                  -              -           -             -          -         -
408        Taxes other than income taxes                          -              -           -             -          -         -
409        Income taxes                                           -              -           -             -          -         -
410        Provision for deferred income taxes                    -              -           -             -          -         -
411        Provision for deferred income taxes-credit             -              -           -             -          -         -
411.5      Investment tax credit                                  -              -           -             -          -         -
426.1      Donations                                              -              -           -             -          -         -
426.5      Other donations                                        -              -           -             -          -         -
427        Interest on long-term debt                             -              -           -             -          -         -
430        Interest on debt to associate companies                -              -           -             -          -         -
431        Other interest expense                                 -              -           -             -          2         -
                                                            =======================================================================
                           TOTAL EXPENSES                   $ 2,487       $ 37,645     $ 7,708       $ 3,836    $ 2,316     $ 174
                                                            =======================================================================

                    ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                       For the Year Ended December 31, 1998

                  DEPARTMENTAL ANALYSIS OF SALARIES--ACCOUNT 920
                              (thousands of dollars)

                                                            DEPARTMENTAL SALARY EXPENSE
                                                  --------------------------------------------
                                                             INCLUDED IN AMOUNTS BILLED TO:
                                                             PARENT                              NUMBER OF
NAME OF DEPARTMENT                                  TOTAL   COMPANY     OTHER        NON-        PERSONNEL
OR SERVICE FUNCTION                                AMOUNT   (NCE)     ASSOCIATES   ASSOCIATES    END OF YEAR
-------------------                                ------   -----     ----------   ----------    -----------
Executive Services                                $ 4,176     $ 230     $ 3,946           $ -          40
CEO Direct Reports                                  1,398        29       1,369             -          33
Corporate Communications                            1,244        36       1,208             -          28
General Counsel                                     1,103        47       1,056             -          13
Corporate Planning & Development                    2,110        52       2,058             -          35
Commodity Services                                  4,440         -       4,440             -          84
Purchased Power                                     1,634         -       1,634             -          25
Energy & Environmental                              3,092         -       3,092             -          62
CFO Direct Reports                                  6,207        14       6,193             -         147
Human Resources                                     4,211         1       4,210             -          97
Regulatory Administration                           1,937         -       1,937             -          37
Controllers Organization                            2,813       136       2,677             -          74
Sales                                               5,664         -       5,664             -         102
Design Engineering                                  7,277         -       7,277             -         158
Construction, Oper & Maintenance                      952         -         952             -          14
Customer Service                                    5,930         -       5,930             -         151
Marketing                                           3,303         -       3,303             -          70
Gas Planning, Marketing & Supp1y                    1,878         -       1,878             -          35
Finance & Treasury                                  1,041        53         988             -          22
Energy Supply                                         101         -         101             -           2
                                                 ========================================================
                                        TOTAL    $ 60,511     $ 598    $ 59,913           $ -       1,229
                                                 ========================================================

                    ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                       For the Year Ended December 31, 1998

                      OUTSIDE SERVICES EMPLOYED--ACCOUNT 923
                              (thousands of dollars)


INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $25,000, only the aggregate number and amount of all such payments included within the subaccounts need be shown. Provide a subtotal for each type of service.

                                                                         RELATIONSHIP
                                       SERVICES                          A'=ASSOCIATED
        FROM WHOM PURCHASED            PROVIDED                         "NA"=NONASSOCIATED   AMOUNT
        -------------------            --------                         ------------------   ------
Legal Services
    Cahill Gordon & Reindel            Legal                                   NA            $   26
    Reid & Priest                      Legal                                   NA                68
    Other (11)                         Legal                                   NA                 5
                                                                                             ------
                                       Total Legal Services                                      99
                                                                                             ------

Auditing, Tax, Consulting and Accounting Services
    Arthur Andersen, LLP               Auditing, Tax and Accounting Services   NA               992
    Deloitte & Touche, LLP             Auditing, Tax and Accounting Services   NA             1,735
                                                                                              -----
                                       Total Auditing, Tax, Consulting and                    2,727
                                       Accounting Services

Temporary Personnel
    Accu Staff, Inc.                   Temporary Personnel                     NA                34
    Kelly Services                     Temporary Personnel                     NA                32
    Precision Resources                Temporary Personnel                     A                284
                                                                                                ---
                                       Total Temporary Personnel                                350
                                                                                                ---

Consulting Services
    Alan W. Burgess                    Chief Medical Officer                   NA                48
    Allen & Overy                      International Business Consulting       NA                41
    H L Yoh Company                    SILCO Consulting                        NA                42
    Management Systems International   Business Process Improvement            NA               174
    Perry E. Smith                     Supply Chain Consulting                 NA               100
    Personnel Decisions International  Human Resources Consulting              NA                51
    Policy Assessment Corporation      Electric Deregulation Consulting        NA                30
    Saligent, Inc.                     Data Warehousing Consulting             NA                48
    Toeroek Assoc., Inc.               Consulting, Title V                     NA                58
    Watson Wyatt                       Benefits Consulting                     NA               129
                                                                                                ---
                                Total Consulting                                                721
                                                                                                ---

Outside Services
    AEP Resources International        Yorkshire SEC Registration Fee          A                 41
    Apogee Group, Inc.                 Management Training                     NA                40
    Automatic Data Processing          Payroll                                 NA               125
    Bank of New York                   Proxy/Shareholder Services              NA               465
    Beacon Hill Partner                Transfer Agent Services                 NA                53
    Brand New Corporation              Market Research                         NA                98

                                                                        Page 21a

                    ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                       For the Year Ended December 31, 1998

                      OUTSIDE SERVICES EMPLOYED--ACCOUNT 923
                              (thousands of dollars)


                                                                         RELATIONSHIP
                                       SERVICES                          A'=ASSOCIATED
        FROM WHOM PURCHASED            PROVIDED                         "NA"=NONASSOCIATED   AMOUNT
        -------------------            --------                         ------------------   ------

    Columbia Clinic Services           Wellness Medical Consulting              NA           $    41
    Concentra Medical Centers          Wellness Program                         NA                33
    D&D Environmental Consulting, Inc. Air Monitoring                           NA                32
    Dayton Hudson's                    Express Business Ideas                   NA                58
    Eagle Research                     Recruiting and Surveys                   NA                83
    Electric Software Products         Software                                 NA                28
    Executive Life Insurance Plan      Benefits                                 NA                71
    Frost & Sullivan                   Energy Subscription                      NA                36
    Gobbell Hays Partners              Hazard Assessment                        NA                94
    Hartford Life & Annuity            Benefits                                 NA               289
    Health Promotion Management,Inc.   Wellness Program                         NA               441
    Insights Unlimited                 Market Research                          NA               654
    International Billing Service      Computer Programming                     NA               280
    International Utility Efficiency   Membership                               NA               163
    Morgan Guaranty Trust              Financial Services                       NA                37
    Occu-Mobile, Inc.                  Medical Services                         NA                39
    Phase Con                          Air Monitoring                           NA                48
    Productivity Management            Suggestion and Incentive Workshops       NA               163
    Thomas & Perkins                   Advertising                              NA                44
    Utility Engineering                Engineering Services                     A                 31
    Walsh Environmental                Environmental                            NA                37
    Other  (259)                       Various Outside Services                 NA               644
                                                                                               -----
                                       Total Outside Services                                  4,168
                                                                                               -----

                                                             TOTAL OUTSIDE SERVICES EMPLOYED   8,065
                                                                                               =====

                 ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                    For the Year Ended December 31, 1998

                 EMPLOYEE PENSION AND BENEFITS--ACCOUNT 926
                           (thousands of dollars)

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


                          DESCRIPTION                               AMOUNT
                                                                 -------------

Incentive Plan                                                   $      6,089
Pensions                                                               (2,731)
Supplemental Executive Retirement Plan                                  3,500
Employee Savings Plans (401K)                                           4,216
OPEB-Long-term Health                                                   3,687
OPEB-Long-term Life                                                       894
Managed Health Care                                                     5,029
Other Medical                                                              30
Dental Care                                                               798
Vision Care                                                               131
Long-term Disability                                                      576
Life Insurance                                                            394
Lost time                                                               9,426
Other                                                                  (2,736)
                                                                 -------------

                                                                 $     29,303
                                                                 =============

                    ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                       For the Year Ended December 31, 1998

                    GENERAL ADVERTISING EXPENSE--ACCOUNT 930.1
                              (thousands of dollars)


INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

              DESCRIPTION                 NAME OF PAYEE                   AMOUNT

None


                   MISCELLANEOUS GENERAL EXPENSES--ACCOUNT 930.2
                              (thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses" classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441
(b)(2)) shall be separately classified.

              DESCRIPTION                 NAME OF PAYEE                 AMOUNT

 Miscellanous General Expenses               Various                   $     1
 NYSE Annual Fee                    New York Stock Exchange, Inc.          100
 Board of Director Fees and Expenses         Various                       966
                                                                       -------

                                                                TOTAL  $ 1,067
                                                                       =======


                                RENTS--ACCOUNT 931
                              (thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


           TYPE OF PROPERTY                                            AMOUNT

    Rent of office space-various facilities                           $  6,023
                                                                      --------

                                                                TOTAL $  6,023
                                                                      ========

                  ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Year Ended December 31, 1998

                  TAXES OTHER THAN INCOME TAXES--ACCOUNT 408
                            (thousands of dollars)

INSTRUCTIONS: Provide an analysis of Account 408 "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

DESCRIPTION                                                           AMOUNT

Other Than U.S. Government Taxes:
     State Unemployment Taxes                                             $ 105
     Denver City Tax                                                         39
     Aurora City Tax                                                          1
     Oklahoma Tax Commission                                                  1
     Franchise Tax - Texas                                                   97
     Franchise Tax - New Mexico and other                                     1
                                                                          -----
                                                                 SUBTOTAL   244
                                                                          -----

U.S. Government Taxes:
     Social Security Taxes                                                4,747
     Federal Unemployment Taxes                                              82
                                                                          -----
                                                                 SUBTOTAL 4,829
                                                                          -----

                                                                 TOTAL  $ 5,073
                                                                        =======

                                                                         Page 25
                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1998

                            DONATIONS--ACCOUNT 426.1
                             (thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT                                 PURPOSE OF DONATION                                       AMOUNT
-----------------                                 -------------------                                       ------

Amarillo Area Foundation                     Contribution to support the Pharmacy School at Texas Tech         $ 5

Adams County Economic Development            Contribution to support the activities of the organization         20

Boulder Chamber of Commerce                  Annual membership contribution                                      5

Boy Scouts of America                        Contribution to support the activities of the organization          5

Citizen's Scholarship Foundation             Contribution to support scholarship program                        29

Colorado State Fair                          Contribution to support the activities of the organization         25

Hispanic Chamber of Commerce, Inc.           Contribution to support the activities of the organization          9

Downtown Denver Partnership, Inc.            Annual membership contribution                                     13

Georgetown Energy Museum                     Contribution to support the activities of the organization         60

Jefferson Economic Council                   Annual membership contribution                                      8

Northern Colorado Legislative Alliance       Annual membership contribution                                      5

Rocky Mountain Commercial Real Estate Expo   Contribution to support the activities of the organization          5

South Metro Denver Chamber of Commerce       Contribution to support the activities of the organization          3

Southeast Denver-Douglas County              Contribution to support the activities of the organization          8

Texas Tech University                        Contribution to support the building of Spirit Arena - Lubbock     20

Volunteers of America                        Contribution to support community service organizations             3

West Texas A&M University                    Contribution to support Scholarship program                         5

WPS/YMCA                                     Contribution to support the activities of the organization          7

                                                                       Page 25a


                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1998

                            DONATIONS--ACCOUNT 426.1
                             (thousands of dollars)


INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT      PURPOSE OF DONATION                              AMOUNT
-----------------      -------------------                              ------

NCE Foundation         Contributions to support the activities
                         of the organization                            $ 1,901

Other (146)                                                                  62
                                                                        -------
                                                                  TOTAL $ 2,198
                                                                        =======

                 ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                     For the Year Ended December 31, 1998

                       OTHER DEDUCTIONS--ACCOUNT 426.5
                            (thousands of dollars)


INSTRUCTIONS: Provide a listing of the amount include in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION                          NAME OF PAYEE                                   AMOUNT
-----------                          -------------                                   ------

Expenditures for Certain Civic,    Company employee and administrative costs
  Political & Related Activities     for civic, political and related activities      $  80

Penalties - franchise taxes        States of Oklahoma and Texas                          10
                                                                                      =====
                                                                              TOTAL   $  90
                                                                                      =====

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                      For the Year Ended December 31, 1998

                  SCHEDULE XVIII--NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases and services rendered or expenses incurred during the year. Notes related to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 14-14d.

                                                                        Page 28
               ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                   For the Year Ended December 31, 1998

                            ORGANIZATION CHART

            ORGANIZATION CHART                              SERVICE FUNCTION
            ------------------                              ----------------
Chairman                                                    Executive
   Audit Services                                           CEO Direct Reports
   Aviation                                                 CEO Direct Reports
   Governmental Affairs                                     CEO Direct Reports
   Vice-Chairman                                            Executive
    Corporate Communications                                Corporate Communications
    General Counsel                                         General Counsel
    Corporate Planning and Development-Sr. V.P.             Executive
       Business Planning and Development                    Corp. Planning and Development
    Commodity Services-Executive V.P.                       Executive
       Commodity Services-all others                        Commodity Services
       Production Services                                  Commodity Services
       Energy and Environmental-V.P.                        Executive
       Energy and Environmental-all others                  Energy and Environmental
       Purchased Power and Electric Trading                 Purchased Power
    Marketing and Services-President                        Executive
       Sales-V.P.                                           Executive
       Sales-all others                                     Sales
       Marketing                                            Marketing
       Design Engineering-V.P.                              Executive
       Design Engineering-all others                        Design Engineering
       Construction, Operations and Maintenance-V.P.        Executive
       Construction, Operations and Maintenance-all others  Constr., Oper. and Maint.
       Customer Accounts and Services                       Customer Service
       Energy Supply Management and Bulk Power Transport    Energy Supply
       Gas Planning, Marketing and Supply                   Gas Plan., Marketing and Supply
    Financial and Support Services-CFO                      Executive
       Human Resources-V.P.                                 Executive
       Human Resources-all others                           Human Resources
       Regulatory Administration                            Executive
       Regulatory Administration-all others                 Regulatory Administration
       Finance and Treasury - Sr. V.P.                      Executive
       Finance and Treasury-Director                        Executive
       Finance and Treasury-all others                      Finance and Treasury
       Accounting - Controller                              Executive
       Accounting-all others                                Controllers Organization
       Information Technology                               CFO Direct Reports
       Supply Chain                                         CFO Direct Reports
       Facilities and Real Estate                           CFO Direct Reports
       Shareholder Services                                 CFO Direct Reports

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                              METHODS OF ALLOCATION


     Sales Ratio - Based on firm kilowatt-hour electric sales (and/or the equivalent cubic feet of natural gas sales based on a Btu content, where applicable), excluding inter-system sales, for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affiliate and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

     Residential Sales Ratio - Based on firm kilowatt-hour electric sales to residential customers for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affiliate and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

     Business Sales Ratio - Based on firm kilowatt-hour electric sales to business customers that purchase less than 250 kilowatts for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affiliate and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

     Large Commercial & Industrial Sales Ratio - Based on firm kilowatt-hour electric sales to large commercial and industrial customers that purchase greater than 250 kilowatts for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affiliate and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

     Electric Peak Load Ratio - Based on the sum of the monthly electric maximum system demands for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

     Customers Ratio - Based on the sum of total electric customers (and/or gas customers, or residential, business and large commercial and industrial customers where applicable) at the end of each month for the immediately preceeding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

     Employees Ratio - Based on the sum of the number of employees at the end of each month for the immediately preceding twelve calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

                                                                        Page 29a



      Construction Expenditures Ratio - Based on construction or capital expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

      Transmission Construction Expenditures Ratio - Based on transmission construction or capital expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

      Distribution Construction Expenditures Ratio - Based on distribution construction or capital expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

      Substation Construction Expenditures Ratio - Based on substation construction or capital expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

      Total Common Equity Ratio, with 20 Percent of Common Equity assigned to New Century Energies, Inc. - Based on the sum of the common equity at the end of each month for the immediately preceding twelve calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Revenue Ratio - Based on the sum of the revenue at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Wholesale Revenue Ratio - Based on the sum of the electric wholesale revenue at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Industrial Revenue Ratio - Based on the sum of the electric industrial revenue at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

                                                                        Page 29b




      Payroll Ratio - Based on the sum of the payroll at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Electric Mwh Generation - Based on the sum of electric Mwh generated during each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Electric Kwh Purchased Power Ratio - Based on the sum of electric Kwh purchased power during each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company and the denominator of which is for all Operating Companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Total Assets Ratio - Based on the total assets at year end for the preceding year, the numerator of which is for an Operating Company or affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Cost of Gas Sold - Based on the sum of the cost of gas sold at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Gas Throughput Ratio - Based on the sum of the gas throughput dekatherms at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Gas Transport Dekatherms - Based on the sum of transported gas dekatherms at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Payment Transaction Ratio - Based on the sum of the number of payment transactions processed during each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies. This ratio will be determined annually, or at such time as may be required due to significant changes.

      Accounting Transactions Ratio - Based on the sum of the number of accounting transactions processed during each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affected affiliate companies.

                                                                        Page 29c



      Square Footage Ratio - Based on the total square footage at yearend for the preceding year, the numerator of which is for an Operating Company or an affected affiliate company and the denominator of which is for all Operating Companies and affiliate companies.

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                 ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

                      For the Year Ended December 31, 1998



      The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 1998:

      In accordance with Instruction 01-12 of the Securities and Exchange Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, New Century Services, Inc. submits the following information on the billing of interest on borrowed funds to associated companies for the year 1998:

A. Amount of interest billed to associate companies is contained on page 16, Analysis of Billing.

B. The basis for billing of interest to the associated companies is based on an average of the Revenue Ratio, the Total Construction Expenditures Ratio and the Total Common Equity Ratio (see Methods of Allocation, page 29-29c, for additional discussion).

                                                                         Page 31
                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                                SIGNATURE CLAUSE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





                                          New Century Services, Inc.
                                          -------------------------------
                                          (Name of Reporting Company)

                                          By: /s/ Teresa S. Madden
                                          -------------------------------
                                          (Signature of Signing Officer)

                                          Teresa S. Madden, Controller
                                          -------------------------------
                                     (Printed Name and Title of Signing Officer)


Date: April 30, 1999